06050622

UNITED STATES
S AND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
Hours per response	12.00

JAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Avenue, Suite 103
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal (305) 921-8100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

PROCESSED NOV 30 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION FEB 28 2006 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Vurgait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StateTrust Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President
(Title)

NOTARY PUBLIC-STATE OF FLORIDA
Lourdes Ponte
Commission # DD461753
Expires: SEP. 10, 2009
Bonded Thru Atlantic Bonding Co., Inc.

(Notary Public)

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ ~~(c) Statement of Income (Loss).~~
☒ ~~(d) Statement of Changes in Financial Condition. (Cash Flows)~~
☒ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
☒ ~~(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3~~
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

~~A report containing a statement of financial condition has been included; accordingly it is requested that this report be given~~ [redacted]

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH	$	233,422
SECURITIES OWNED, AT MARKET (NOTE 5)		1,218,407
RECEIVABLE FROM BROKER (NOTE 5)		4,063
DUE FROM AFFILIATE (NOTE 2)		998,285
DEPOSIT AT CLEARING BROKER (NOTE 5)		100,000
OTHER ASSETS (NOTE 2)		1,548
	$	2,555,725

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	167,305
Payable to broker (Note 5)		567,915
Accounts payable and accrued liabilities		53,908
Total liabilities		789,128
STOCKHOLDER'S EQUITY		1,766,597
	$	2,555,725

See accompanying notes.